Exhibit 4(a)

Employment contract between the Company and G.J. Kleisterlee

The following contract is the employment contract of Mr G.J. Kleisterlee, containing the terms and conditions of his employment with effect from May 1, 2005. The employment contract filed with the 2003 Form 20-F (and incorporated by reference in the 2004 Form 20-F) contains the arrangements which apply up to May 1, 2005.

1.	Commencement of employment

You are appointed as President/Chief Executive Officer and Chairman of the Board of Management, and will be in the employment, of Royal Philips Electronics with effect from May 1, 2005.

The terms and conditions stated in this letter agreement and its annexes replace all terms and conditions laid down in previous employment agreements and all oral and written understandings reached with you and any company belonging to the Philips Group.

2.	Duration of employment

A.	The contract of employment (hereinafter referred to as the “Contract”) with the Company connected with your appointment as President/Chief Executive Officer shall be entered into for a period of three years and five months commencing on May 1, 2005 and shall terminate ipso jure, without any notice being required, on October 1, 2008.

B.	Both parties shall have the right to terminate this agreement before October 1, 2008 as indicated above against the end of a calendar month by giving the other party no less than six months prior written notice.

C.	If the Contract is terminated at the request of the Company before October 1, 2008, other than for a compelling reason (“dringende reden”) within the meaning of Dutch labour law, I agree with you already now that in that case you shall be entitled to an once-only payment by way of compensation in the amount of one month of salary as mentioned in paragraph 3. for every full year of service within the Philips Group, provided that the maximum is the lower of (a) twelve months, and (b) the number of months to serve before the first day of the month in which you reach the age of 62. You shall not be entitled to such payment if the Contract is terminated immediately following a period in which the Company made industrial disability payments to you under paragraph 9.

D.	In case of termination of the Contract you will resign ultimately per the effective date of the termination of the Contract as President/Chief Executive Officer and Chairman of the Board of Management.

3.	Salary

Your annual salary per May 1, 2005 amounts to EUR 1,020,000 (gross), which amount includes mandatory holiday allowances, to be paid in twelve monthly instalments. Annual review and subsequent upwards adjustment, if any, of your annual salary, will be determined at the discretion of the Supervisory Board of the Company and on the advice of the Remuneration Committee. You shall be informed in writing, on behalf of the Supervisory Board, of any salary increases awarded to you in this way. Only salary increases determined and approved by the Supervisory Board will replace the salary amount mentioned above.

4.	Annual Incentive

In addition to the salary referred to under 3., you shall be eligible each year for an annual incentive. This annual incentive shall be determined annually by the Supervisory Board on the advice of the Remuneration Committee.

The annual incentive to be awarded relates to the preceding financial year and is based on criteria to be determined annually. You shall be notified in writing of these annual incentive targets.

The on-target (=100% score) annual incentive percentage amount to be realized by you is currently set by the Supervisory Board at 80% of your annual salary as mentioned under 3. It can become 120% of your annual salary if the stretch targets are realized (=150% score).

The actual pay out of the annual incentive is determined by multiplying the annual incentive score by the Group Incentive Multiplier (varies from 0.8 to 1.2), which is based on the financial annual incentive target Economic Profit Realized of the Philips Group. So the overall maximum annual incentive amount to be realized can be 144% of your annual salary.

5.	Pension Rights

You are entitled to a pension in conformity with the conditions contained in the Pension Regulations of the Stichting Philips Pensioenfonds (Annex A.), subject to the following deviations:

–	in your case (from a pension build up point of view) the pensionable age is 60, with the conditions being adjusted accordingly. However, it is agreed that you will continue your employment up to the age of 62, and therefore you will postpone your claim on payment of pensions to the age of 62, as provided for in the pension regulations of the “Stichting Philips Pensioenfonds”. During the period of postponement the pension level at age 60 will be increased according to the actuarial assumptions of the pension fund and the indexation policy of the pension fund;

–	the gross basis is your annual gross salary per April 1 of each calendar year, as mentioned under clause 3. hereof. The 10% increase in the gross basis and eventual allowances as laid down in article 3. of the pension regulations of the “Stichting Philips Pensioenfonds” do not apply to members of the Board of Management;

–	the pension basis is found by deducting from the gross basis such part of the members’ income as is deemed per April 1 to be covered by statutory pension provisions, the so-called franchise;

–	with reference to the supplementary pension arrangement laid down in our letter of November 22, 1999, for you the gross basis as laid down in article 3. of the pension regulations of the “Stichting Philips Pensioenfonds” is your annual gross salary increased by 10%.

6.	Long-term Incentive Plan

The Supervisory Board, within the framework approved by the Company’s General Meeting of Shareholders and on the advice of the Remuneration Committee, can decide by discretion to grant Royal Philips Electronics restricted shares, stock options and/or other equity related incentives to members of the Board of Management on a year-to-year basis.

The conditions of such incentives, if any, are also approved by the General Meeting of Shareholders and may be changed on a yearly basis.

You, as a member of the Board of Management, are in principle eligible to participate in such plan.

For the period you will be a member of the Board of Management you will not be eligible to participate in any other Philips share purchase or equity related scheme than approved by the Supervisory Board for members of the Board of Management.

7.	Insurances

•	Accident Insurance

You will be covered by a 24-hours accident insurance policy. The maximum sum insured is EUR 907,560. Details of this arrangement are given in Annex B.

•	Directors and Officers Liability Insurance

You will be covered by a Directors and Officers liability insurance with regard to “wrongful acts”. As of the date hereof, under the terms of the policy, “wrongful acts” include any actual or alleged breach of trust, breach of duty, neglect, error, misstatement, misleading statement, omission or other act wrongfully committed by the Assured or any matter claimed against them solely by reason of their being a member of the Board of Management.

8.	Other arrangements

In addition to the main conditions of employment contained in this letter, a number of additional arrangements shall apply to you. These additional arrangements are contained in Annex C. Please be informed that the Company reserves the right to change these arrangements should this be more appropriate from a fiscal point of view.

9.	Industrial disability

For a maximum period of 3 years from the start of disablement, but at the very latest up to the end of the Contract, the balance between your annual salary at the start of the total disablement and the aggregate amount of any statutory allowances distributed because of your total disablement, together with allowances distributed for the same reason by the Philips Pension Fund as referred to under 5. of this letter, will — subject to your compliance with Company’s directives — be paid by the Company.
The Company shall not be bound to the aforesaid obligation upon your having a claim on third parties in respect of your disablement.

Upon surrender to the Company by you of such a claim — insofar as it relates to loss of salary — an amount equal to the aforesaid balance shall — but for no longer than the period stated in the previous paragraph — be paid by the Company in advance.

However, should this policy change, the new policy will apply in full to you. No concessions will be made if the new policy is less favourable than the present policy.

10.	General Terms of Employment of Philips

Annex D contains the General Terms of Employment of the Philips Group, which also apply to you. As evidence of your approval of the contents of the General Terms of Employment, Annex D will be signed by you.

11.	Rules governing Internal and External directorships

For the rules with respect to directorships, which may be amended from time to time, we refer to Annex E.

12.	Rules of conduct with respect to inside information

The Philips’ Rules of Conduct with respect to inside information, which may be amended from time to time, are applicable to you (Annex F-1). As a member of the Board of Management, the additional rules for Qualified Insiders, contained in Chapter 3 of said rules of conduct, are applicable to you.

As Qualified Insider you are prohibited from trading, directly or indirectly in call options, put options, warrants and similar derivatives of Royal Philips Electronics shares listed on a stock exchange at any time. Your further are only allowed to trade in any Royal Philips Electronics securities during the period of ten business days after the publication of Philips’ annual or quarterly figures.

Moreover, and as a consequence of Netherlands’ legislation, your transactions in Royal Philips Electronics securities need to be notified to the Netherlands’ Authory for the Financial Market (“AFM”). We refer to the enclosed letters of Mr Paul Koster dated May 22, 2000 (Annex F-3) and of the Secretary of the Board of Management dated August 30, 2002 (Annex F-3) and the enclosed Notification Form (Annex F-4). You may contact [contact detail omitted], Secretary Review Committee Insider Trading (Corporate Legal Department, tel.no. +31 20 [contact detail omitted]) to get more information and clarification in this respect.

13.	General Business Principles

For the General Business Principles, which apply to you, we refer to Annex G

14.	Applicable law

All terms of the Employment and this Contract are governed by the laws of the Netherlands.

Parties agree that all the above compensation elements are subject to the corporate governance framework applicable to members of the Board of Management and can be changed, abolished or replaced by other elements at any time at the sole discretion of the Supervisory Board of the Company.

If you agree to these proposals, you are requested to sign both the enclosed copy of this letter and Annexes C and D and return them to [contact detail omitted], Secretary Remuneration Committee, Royal Philips Electronics, HBT 10.19, P.O. Box 77900, 1070 MX Amsterdam, Netherlands.

Needless to say, you may contact [contact detail omitted] if you require further information about these arrangements.

Looking forward to receiving your reply, I remain

With kind regards,	Agreed and signed:

L.C. van Wachem	G.J. Kleisterlee
(Chairman Supervisory Board)

Annexes

A. Regulations Philips Pension Fund
B. Accident Insurance
C. Other arrangements
D. General Terms and Conditions
E. Rules governing Internal and External Directorships
F. Rules governing Inside Information
G. General Business Principles

OTHER ARRANGEMENTS

1.	Company car

You are entitled to a leased company car according to the conditions valid for Philips Executives. In principle, a personal contribution is not required if the monthly lease price does not exceed the standard lease price of EUR 2,700 excl. VAT at the moment of delivery of the lease car. The tax consequences arising from the private use of the car are for your own account.

2.	Allowances

➢	For entertainment expenses:

With respect to your position within Royal Philips Electronics (hereinafter also referred to as the “Company”) you may be eligible a fixed allowance for business expenses. Currently the tax-free allowance in your case is EUR 29,042 per annum. This sum is meant to enable you amongst others to recoup the expenses you incur in entertaining guests on behalf of the Company.

➢	For the use of a home for representative purposes:

Members of the Board of Management may be eligible for a tax-free allowance of Euro 6,807 to cover use of their own home for representative purposes. The Dutch tax authorities make it a condition of this arrangement that members benefiting from the arrangement do not apply for a tax reduction with respect to the aforementioned costs in their income tax return.

The above-mentioned allowances will be paid at the end of each quarter.

3.	Holding account for Philips products

You may participate in a scheme in which you are invited to test certain Philips consumer products that to that extent will be made available to you at your home.

4.	Allowance for health insurance premium

If you take out your health insurance with “IAK Verzekeringen”, approximately 50% of the premium will be refunded by the Company. The amount refunded will be paid monthly with your salary. This refund is treated for tax purposes as income and is therefore subject to income tax.

5. Pied-à-terre in the Amsterdam area

The Company will make an apartment in the Amsterdam area available (currently being [detail omitted], Amsterdam) for the duration of your contract of employment with Royal Philips Electronics. The costs of gas, water, electricity, heating, telephone and local property taxes of your apartment/house in the Netherlands are for your own account.

Parties agree that changes in fiscal legislation could make it necessary or desirable for the Company to change the above arrangements.

     Agreed and signed:

Date:                                G.J. Kleisterlee

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